File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 9th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 9th., 2003

VITRO, S.A. DE C.V.

NOTICE

GENERAL ORDINARY SHAREHOLDERS MEETING

In compliance with the agreement reached by the Board of Directors of the Company and pursuant to Articles Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and another related articles provided by the Corporate By-Laws, the Shareholders of Vitro, S.A. de C.V. are called in first notice to the General Extraordinary Shareholders Meeting that will be held at the Gran Salón of the Club Industrial, A.C. located at Ave. Parteaguas #698, Loma Larga, in San Pedro Garza García, Nuevo León at 11:45 hours on the 25th day of March of 2004.

The meeting shall be executed under the following:

AGENDA

I.- Analysis and resolution of a project to amend the Articles Second, Sixth, Eight, Ninth, Thirteenth, Twentieth Second, Twentieth Ninth and another related articles provided by the Corporate By-Laws, in order to fit them to the General Provisions Applicable to the Issuers and Another Participants of the Mexican Stock Market (“Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) issued by the Banking and Securities Commission of Mexico (“Comisión Nacional Bancaria y de Valores”).

II.- Appointment of Special Commissioners to appear before a Notary Public to formalize the voted resolutions, to register the same before the Public Registry of Commerce and to carry out the necessary procedures for the duly formalization of the same.

The Shareholders are hereby reminded that pursuant to Article 129 of the General Corporations Law and Article 78 of the Stock Market Law (“Ley del Mercado de Valores”), in order to attend to and participate at the Shareholders Meeting, the Shareholders must be registered in the Shares Registry of the Company and the pertaining shares certificates must be deposited either, in the office of the Secretary of the Board or in any Credit Institution of Mexico or in the “S.D. Indeval, S.A. de C.V.” Likewise and according to the foregoing provision, in connection with the shares certificates deposited in the “S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores”, the depositor will provide to the office of the Secretary of the Board a list of the Shareholders names or corporate names and the amount of the shares owned by every holder.
Likewise, pursuant to Article 27 of the Federal Tax Code (“Código Fiscal de la Federación”) the Shareholders must show their Mexican Tax Payer Id Number with the purpose to registering it. The Shareholders or their representatives must obtain from the office of the Secretary of the Board at least forty eight hours prior to the Meeting, a certificate that will be showed at the Meeting to credit the Shareholder’s nature and the number of shares represented.
The forms of the proxies that must be granted to the Shareholders representatives that will attend to the Meeting as well as all the documents and information pertaining to each of the items of the Agenda, are available for any entitled person or Stockholder Broker in the office of the Secretary of the Board.
The office of the Secretary of the Board is located at Ave. Ricardo Margáin Zozaya 440, Col. Valle del Campestre in San Pedro Garza García, N.L. where the Shareholders may attend during office hours.

San Pedro Garza Garcia, N.L. this 9th day of March of the year 2004.

BOARD OF DIRECTORS

____________________________
RAÚL RANGEL HINOJOSA
Secretary

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com